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                              March 3, 2021

       Glenn Murphy
       Executive Chairman
       KKR Acquisition Holdings I Corp.
       30 Hudson Yards, Suite 7500
       New York, New York 10001

                                                        Re: KKR Acquisition
Holdings I Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 4,
2021
                                                            File No. 333-252741

       Dear Mr. Murphy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Proposed Business, page 95

   1. We note your disclosure that your sponsor, officers and directors, or the Sponsor
                                                        Participants will be
reimbursed for any fees and reasonable expenses incurred in
                                                        connection with
activities on your behalf such as identifying potential target businesses and performing due
diligence on suitable business combinations and negotiations for a transaction and that
there is no cap or ceiling on the reimbursement of reasonable expenses incurred by
such persons in connection with activities on your behalf. We also note your disclosure
that you may also engage other service providers from the Sponsor
                                                        Participants for
services in connection with identifying and investigating potential targets for, and the
consummation of, your business combination, and you may pay fees, including non-cash
compensation, and reimburse expenses for any such services. Please
 Glenn Murphy
KKR Acquisition Holdings I Corp.
March 3, 2021
Page 2
      clarify if you any agreement, arrangement or understanding with the Sponsor Participants regarding the provision of these services and any payments they will receive.
General

2. We note your disclosure that the founder shares will automatically convert into Class A common stock at the time of your initial business combination, or earlier at the option of the holders. Please explain the purpose of the early conversion feature and the circumstances in which it is likely to be used.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameGlenn Murphy
                                                            Division of
Corporation Finance
Comapany NameKKR Acquisition Holdings I Corp.
                                                            Office of Real
Estate & Construction
March 3, 2021 Page 2
cc:       Paul D.Tropp
FirstName LastName